Exhibit 12.1

BNSF Railway Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	Successor			Predecessor
	2012	2011	February 13 - December 31, 2010	January 1 - February 12, 2010	2009	2008
Earnings:
Income before income taxes	$5,954	$5,220	$3,899	$482	$3,081	$3,800
Add:
Interest and other fixed charges, excluding capitalized interest	55	73	72	16	124	97
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	196	249	225	35	267	278
Distributed income of investees accounted for under the equity method	6	6	5	—	5	5
Amortization of capitalized interest	1	1	—	1	4	5
Less:
Equity in earnings of investments accounted for under the equity method	14	15	15	1	12	13
Total earnings available for fixed charges	$6,198	$5,534	$4,186	$533	$3,469	$4,172
Fixed charges:
Interest and fixed charges	$79	$93	$85	$17	$142	$114
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	196	249	225	35	267	278
Total fixed charges	$275	$342	$310	$52	$409	$392
Ratio of earnings to fixed charges	22.54x	16.18x	13.50x	10.25x	8.48x	10.64x

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